FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

Commission File Number: 0-15850

For the month of March (March 7, 2002)

PACIFIC DUNLOP LIMITED
(Translation of registrant's name into English)

Level 41, 101 Collins Street, Melbourne, Victoria 3000, Australia
(Address of principal executive offices)

[Indicate by check mark whether the registrant files
or will file annual reports under
cover Form 20-F or Form 40-F]

Form 20-F _X_ Form 40-F ___

[Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934]

Yes ___ No _X_

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

Notes:

Unless otherwise stated herein, references to "$" are to Australian dollars and all dollar amounts are expressed in Australian dollars.

This Form 6-K contains forward looking statements (within the meaning of the Securities Exchange Act of 1934) and information that is based on management's beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words "believe," "should result," and similar expressions, are intended to identify forward looking statements. These forward looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company's control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected by the Company.

Pacific Dunlop Limited
ABN 89 004 085 330
Level 3, 678 Victoria Street
Richmond Victoria 3121
Australia

Dear Shareholder,

This is my first letter to you as your Chairman. I am delighted to have been given the opportunity to join the Company as it completes its transformation from a conglomerate to, substantially, a single business corporation.

There have been considerable developments since the Annual General Meeting in October 2001 that have significantly assisted the Company in the return to conservative gearing levels and a strong balance sheet, including:

- the sale of the Pacific Automotive and Pacific Brands businesses for $251.5 million and $730.0 million respectively; and
- the restructuring of the Company's involvement in the South Pacific Tyres partnership with Goodyear Tire & Rubber Company, resulting in no further cash requirements from Pacific Dunlop.

The Board and Management of your Company are committed to the restoration of shareholder value. We see this being achieved by focussing on protective products in a broad healthcare context, building on the solid foundation provided by the Ansell Healthcare business.

A major review of Ansell Healthcare is being undertaken. This will provide an important insight and enable a clear strategy to be formulated, based on sound knowledge of the business and its potential. Bain International has been engaged to assist in the process, which is expected to be completed in early April. I will be pleased to provide an update on the review at the extraordinary General Meeting of Shareholders to be held on 12 April 2002.

The results for the half year ended 31 December 2001 saw a net reduction in debt of $866.0 million, operating revenue of $1.534 billion – including $806.0 million from discontinued businesses and Group operating earnings before interest and tax from continuing businesses of $58.9 million.

Ansell Healthcare, the Group's core business for the future, reported sales 3% higher than the corresponding period at $706.8 million and operating profit 9% higher at $92.1 million.

The Group's after tax result for the half was a loss of $92.8 million and was inclusive of restructuring costs and write-downs of the values of certain assets totalling $147.2 million. Of these write-downs, $135.5 million is of a non-cash nature.

The Company is firmly committed to total shareholder returns, however, it is not in a position to pay an interim dividend. We do believe that the steps taken to refocus the Group, together with the reduction of debt, management changes including the future appointment of a new Chief Executive Officer and a strong growth plan, should result in an outcome in keeping with our commitment to the restoration of shareholder value.

A copy of the Company's News Release, which includes comprehensive details of the half year results, is available on the Company's website, www.pacdun.com, or by contacting the Company Secretary's office on (03) 9270 7270.

Enclosed is a copy of the Notice of the extraordinary General Meeting, to be held on 12 April to obtain shareholder approval to change the name of the Company to **Ansell Limited** and to consider four other items of special business.

Continued ➤

Ansell Limited has been selected as the proposed name because it identifies the Company with its core future business, protective products and services, in a broad healthcare context. The Pacific Dunlop name no longer accurately reflects the Group's operations following the recent business divestitures and changing focus of the Company.

In addition to the change of name, shareholders will be asked to approve resolutions addressing the following items of special business:

- The adoption of a new constitution to replace the Company's current memorandum and articles of association that have been in place since 1983. The new constitution will take account of changes that have occurred in the Corporations Act, the ASX Listing Rules and corporate practice since the current memorandum and articles of association were adopted.
- The renewal of the existing Partial Takeover Provision, which requires, in general, shareholder approval to any partial takeover offer. The provision must be renewed each three years to remain effective. It was last renewed in November 1999.
- Amendments to the Non-Executive Directors Share Plan to permit Non-Executive Directors to take up to 100%, rather than the existing mandatory 10% only, of their fees in the form of shares. Shares issued under this Plan are generally acquired quarterly on ASX at the prevailing market price by applying the value of cash remuneration foregone by the Non-Executive Director.
- A consolidation of the Company's existing share capital on the basis of 1 share for every 5 shares currently held. The objective is for the Company's capital to better reflect the revised structure and size of the Company. The consolidation will not involve any payment to or by shareholders and will not affect the Company's paid-up capital or market capitalisation.

These proposals are all explained in more detail in the Explanatory Notes attached to the Notice of Meeting.

We look forward to your support of these proposals. If you cannot attend I invite you to return your Proxy Form, which is also enclosed, so that your vote can be counted at the meeting.

If you have any questions relating to any of the items of business being covered at the meeting, please call the Company Secretary's office and they will assist you.

Yours sincerely,

Edward D Tweddell

Dr E D Tweddell
Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC DUNLOP LIMITED
(Registrant)

By: D M Graham

Name: DAVID M. GRAHAM

Title: GROUP TREASURER

Date: March 7, 2002

CH01/12065626.1